Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: jpitteralaw@gmail.com

July 7, 2014

United States Securities
   and Exchange Commission
Washington, D.C.  20549

Re:          Satya Worldwide, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 17, 2014
File No.  333-195630

Ladies and Gentlemen:

On behalf of Satya Worldwide, Inc. (the “Company”), we are responding to the staff comments, as set forth in the letter from the staff of June 25, 2014 to Ms. Patricia Posner, Chairman of the Board, President, Chief Executive Officer and Treasurer.  Enclosed herewith please find Amendment No. 2 to the Form S-1 Registration Statement of the Company, which has been marked to show the revisions made to the previous filing.

Set forth below are our responses to the comments contained in the letter from the staff.  The captions and numbered responses below correspond to the captions and numbered comments contained in the letter from the staff.

Registration Statement Cover Page

1.
The Company acknowledges the staff comment to confirm the address of the principal executive office of the Company.  The Company hereby confirms that its address is 429 North Dixie Highway, Suite 201, Pompano Beach, Florida 33060.  The Company wishes to inform the staff that it is now able to receive mail at this address, as the staff’s letter was undeliverable because of a “front desk” administrative error that has been rectified with the U.S. Postal Service.

Prospectus Cover Page, page iii

2.
The Company acknowledges the staff comment to limit the prospectus cover page to one page by including the disclosure called for pursuant to Item 501(b) of Regulation S-K.  The Company has complied with the staff comment in Amendment No. 2 by limiting the prospectus cover page to one page and by including the disclosure called for pursuant to Item 501(b).

Prospectus Summary, page 2

Our Company, page 2

3.
The Company acknowledges the staff comment to disclose in the prospectus summary, not the prospectus cover page, that it plans to develop a book catalog website but has not taken any steps to do so and that its two executive officers are the Company’s only employees.  The Company has complied with the staff comment in Amendment No. 2 by relocating the requested disclosure referenced in the staff’s comment to the prospectus summary and "Description of Business-Our Company" sections.

United States Securities
   and Exchange Commission
July 7, 2014

4.
The Company acknowledges the staff comment to disclose in the prospectus summary, not the prospectus cover page, the monthly “burn rate” and how long the Company’s present capital will last at that rate and to update this disclosure with the remaining capital with each subsequent amendment and to disclose here the cost of fully implementing its business plan. The Company has complied with the staff comment in Amendment No. 2 by relocating the requested disclosure referenced in the staff’s comment to the prospectus summary and has also updated this disclosure in Amendment No. 2 with the remaining capital as of the filing date.

5.
The Company acknowledges the staff comment to disclose in the prospectus summary, not the prospectus cover page, that the common stock underlying the Series A Convertible Preferred Stock is penny stock. The Company has complied with the staff comment in Amendment No. 2 by relocating the requested disclosure referenced in the staff’s comment to the prospectus summary.

6.
The Company acknowledges the staff comment to disclose in the prospectus summary, not the prospectus cover page, that Brisance Capital, Inc. currently owns 85% of the Company’s issued and outstanding common stock and that if the Company was to sell all of the Series A Convertible Preferred Stock such shareholder would hold 37.5% of your issued and outstanding common stock. The Company has complied with the staff comment in Amendment No. 2 by relocating the requested disclosure referenced in the staff’s comment to the prospectus summary.

Risk Factors, page 8

7.
The Company acknowledges the staff comment that the Company has indicated that “Patricia Posner has a family relationship with Gerald Posner and that the relationship creates a conflict of interest” and to add a risk factor that addresses the risk created by such conflict of interest and provide a brief summary of such conflict of interest in the Company’s prospectus summary section.  The Company has complied with the staff comment in Amendment No. 2 by adding a risk factor that addresses the risk created by such conflict of interest and providing a brief summary of such conflict of interest in the Company’s prospectus summary section.

We are an “emerging growth company” and we cannot be certain, page 10

8.
The Company acknowledges the staff’s comment to describe “in this risk factor the extent to which any of the exemptions the Company describes in this risk factor are available as a "Smaller Reporting Company” and that the staff was unable to find such disclosure in this risk factor. The Company has complied with the staff comment in Amendment No. 2 by revising this risk factor to disclose the extent to which any of the exemptions the Company describes in this risk factor are available as a "Smaller Reporting Company."

Management’s Discussion and Analysis of Financial Condition, page 19

Plan of Operation, page 19

9.
The Company acknowledges the staff comment to disclose the estimated date of when the Company anticipates beginning each phase of its business plan.  The Company has complied with the staff comment in Amendment No. 2 by disclosing in this section the estimated date of when the Company anticipates beginning each phase of its business plan.

United States Securities
   and Exchange Commission
July 7, 2014

Complete Satya ePublishing Marketing Brochure, page 21

10.
The Company acknowledges the staff comment that it has noted that the Company has disclosed in phase two of its business plan that it plans to publish an update to the marketing brochure by February 2015, and to briefly describe the update in this section.  The Company has complied with the staff comment in Amendment No. 2 by disclosing the update to the marketing brochure in this section.

Description of Business, page 26

Principal Products, page 27

11.
The Company acknowledges the staff comment that it has noted that the Company has disclosed that it “will consider making proposals to documentary film makers and studios in the future to exploit these rights” and that this disclosure seems to contradict the description in the business plan in the prospectus summary and plan of operation sections and to reconcile this inconsistency, and clarify, if true, that this component of the business plan is aspirational.  The Company has complied with the staff comment in Amendment No. 2 by removing the reference to such types of proposals and has clarified that such proposals, if any, are aspirational.

Transactions with Related Persons, Promoters and Certain Control Persons, page 37

12.
The Company acknowledges the staff comment to disclose the Company’s transaction with Gerald Posner in this section pursuant to Item 404(d) of Regulation S-K.  The Company has complied with the staff comment in Amendment No. 2 by disclosing such transaction in this section.

Should you have any comments or questions regarding the foregoing, please contact the undersigned.

Sincerely,

/s/   Joseph L. Pittera
       Joseph L. Pittera